SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	March 31, 2006

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 - State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3990	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			3 - SUBURB OR DISTRICT Barra da Tijuca
3 - ZIP CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3990	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	1	01.01.2006	03.31.2006	4	10.01.2005	12.31.2005
09 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11. PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in	Corporate Legislation
accordance with the accounting practices adopted in Brazil.	March 31, 2006

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 03.31.2006	Prior quarter 12.31.2005	Same quarter in prior year 03.31.2005
Paid-up capital
1 - Common	791,117,235	299,610,631	264,793,297
2 - Preferred	1,531,472,229	579,965,856	437,711,795
3 - Total	2,322,589,464	879,576,487	702,505,092
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Statutory meeting	12/14/2005	interest on shareholders' equity	01/26/2006	ON	0,0007958376
02	Statutory meeting	12/14/2005	interest on shareholders' equity	01/26/2006	PN	0,0007958376

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03.16.2006	71,455,859	5,983,784	Merger of shares	1,443,012,977	0,0041467290

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

TIM Participações S.A
Notes to Quarterly Review Information
(In Thousands of Reais, except when otherwise stated)

1 Operations

TIM Participações S.A. headquartered at Avenida das Américas, 3434, bloco 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.19% of its voting capital and 69.66% of its total capital, whose operations comprise, mainly, the control of companies exploring telecommunications service in its concessions and/or authorizations areas, including cellular telephones.

The Company has the full control of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., and TIM Celular, who in turn holds control of Maxitel S.A. These subsidiary companies jointly operate cellular telephony services in all Brazilian states.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries authorizations mature as follows:

Page: 1

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Expiry Date
TIM Sul
Paraná	September, 2007
Santa Catarina	September, 2008
Rio Grande do Sul (Pelotas Municipality)	April, 2009

TIM Nordeste
Pernambuco	May, 2009
Ceará	November, 2008
Paraiba	December, 2008
Rio Grande do Norte	December, 2008
Alagoas	December, 2008
Piauí	March, 2009

Maxitel
Minas Gerais	April, 2013
Bahia e Sergipe	August, 2012

TIM Celular
Region 1
Amapá	March, 2016
Roraima	March, 2016
Pará	March, 2016
Amazonas	March, 2016
Rio de Janeiro	March, 2016
Espírito Santo	March, 2016

Page: 2

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Expiry Date
TIM Celular
Region 2
Acre	March, 2016
Rondônia	March, 2016
Mato Grosso	March, 2016
Mato Grosso do Sul	March, 2016

Tocantins	March, 2016
Distrito Federal	March, 2016
Goiás	March, 2016
Rio Grande do Sul (except for Pelotas)	March, 2016
Region 3
São Paulo	March, 2016

The loss for the first quarter of 2006, already expected by the Management, arises from TIM Celular S.A. and its subsidiary Maxitel S.A, for which positive results are foreseen from 2007 on. According to the cash projections prepared by the Management of these companies, additional financing resources are expected throughout 2006.

2 Corporate Restructuring

a. Incorporation of Shares of TIM Sul S.A and TIM Nordeste Telecomunicações S.A

On April 27, 2005, TIM Participações S.A. disclosed a Relevant Event (“Fato Relevante”) that its Administrative Council authorized the signing of a Protocol and Justification for Merger proposing the incorporation of all the shares of capital stock of TIM Nordeste Telecomunicações S.A. by TIM Participações S.A.

On May 30, 2005, at the General Extraordinary Shareholders´ Meetings of TIM Sul S.A, TIM Nordeste Telecomunicações S.A and TIM Participações S.A, the incorporation of all shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A was approved, thus converting the companies into wholly-owned subsidiaries of TIM Participações S.A.

Page: 3

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

This operation was intended to concentrate the liquidity of the three companies´ shares into those of one company, TIM Participações S.A. and to lower the expenses associated with controls and maintenance of the plurality of stockholders in separate entities.

The right of withdrawal of the shareholders owning common shares of the capital stock of TIM Participações S.A., as well as the minority stockholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., ended in July 1, 2005. The amount disbursed by the Company for payment to dissenting shareholders was R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares.

b. Incorporation of Shares of TIM Celular S.A

On February 1, 2006, TIM Participações S.A. disclosed a Relevant Event that its Administrative Council authorized the signing of a Protocol and Justification for Merger proposing incorporation of all the shares of capital of TIM Celular S.A. by TIM Participações S.A.

On March 16, 2006, at the General Extraordinary Shareholders´ Meetings of TIM Participações S.A, the incorporation of all shares of TIM Celular S.A. by TIM Participações S.A was approved, thus converting TIM Celular S.A. into wholly-owned subsidiary of TIM Participações S.A.

c. Merger of the companies Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio

On March 14, 2006, the Administrative Council of TIM Celular S.A. authorized the signing of a Protocol and Justification of Merger proposing the incorporation of net assets of its wholly-owned subsidiaries Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio.

On March 30, 2006, the General Extraordinary Shareholders’ Meeting of TIM Celular S.A. approved the Protocol and the Justification of Merger referred to above.

Page: 4

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3 Presentation of the Quarterly Information

a. Basis of Presentation and Disclosure

The quarterly information (company and consolidated) was prepared in accordance with the accounting practices adopted in Brazil, the rules applicable to concessionaires of public telecommunications services, and the CVM’s (Brazilian Securities Commission) accounting standards and procedures.

TIM Participações S.A. is a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA. Therefore, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming at meeting market needs, it is the Company’s principle to disclose information simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	03/2006		12/2005

	Direct	Indirect	Direct	Indirect

TIM Participações S.A.
TIM Nordeste Telecomunicações S.A.	100.00	-	100.00	-
TIM Sul S.A.	100.00	-	100.00	-

TIM Celular S.A.	100.00	-	-	-
Maxitel S.A.	-	100.00	-	-
Centro de Relacionamento com Clientes Ltda.	-	-	-	-
Blah! S.A de Serviços e Comércio	-	-	-	-

Page: 5

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;

II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III. Elimination of intercompany revenues and expenses;

IV. Separate disclosure of the minority interest participation in the consolidated quarterly information, where applicable.

The reconciled operating income for the period can be thus shown:

	03/2006	03/2005

Parent Company	(138,846)	93,616
ADENE benefit and fiscal incentive directly recorded as shareholders’
equity of the subsidiary TIM Nordeste Telecomunicações S.A.	(12,911)	(9,327)

Consolidated	(151,757)	84,289

c. Comparability of the Quarterly Information

For ease of comparison of this information with the prior period’s quarterly information, the pro forma consolidated balance sheet and statement of income are shown below, as though the merger process mentioned in Note 2-b had occurred on January 1, 2005:

Page: 6

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12/2005
Pro-forma

ASSETS	Consolidated

Current Assets
Cash and cash equivalents	1,772,600
Accounts receivable	2,071,631
Inventories	215,242
Taxes and contributions recoverable	242,168
Deferred income tax and social contribution	103,118
Prepaid expenses	43,730
Other assets	13,090

4.461,579

Long-Term Assets
Taxes and contributions recoverable	297,634
Deferred income tax and social contribution	117,478
Related-party transactions	8,836
Judicial deposits	51,495
Other assets	22,766

498,209

Permanent Assets
Investments	8,310
Property, plant and equipment	9,712,315
Deferred charges	274,925

9,995,550

14,955,338

Page: 7

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12/2005
Pro-forma

LIABILITIES	Consolidated

Current Liabilities
Suppliers	3,443,286
Loans and financing	216,147
Labor obligations	94,428
Taxes, rates and contributions	357,328
Authorizations payable	34,792
Dividends and interest on own capital payable	141,606
Related-party transactions	50,212
Other liabilities	54,442

4,392,241

Long-Term Liabilities
Loans and financing	1,653,895
Authorizations payable	8,755
Taxes, rates and contributions	4,634
Provision for contingencies	157,501
Supplementary pension plan	3,584
Other liabilities	5,001

1,833,370

Shareholders´ Equity
Capital	7,455,859
Capital reserves	192,081
Income reserves	1,081,787

8,729,727

14,955,338

Page: 8

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

03/2005
Pro-forma

Consolidated

Gross operating revenue
Telecommunications services	1,981,098
Sales of goods	397,356

2,378,454
Deductions from gross revenue	(565,715)

Net operating revenue	1,812,739

Cost of services rendered	(692,047)
Cost of goods sold	(329,509)

Gross income	791,183

Operating revenues (expenses):
Selling	(631,828)
General and administrative	(186,349)
Other operating revenues, net	(84,038)

(902,215)

Operating income before the net financial expenses	(111,032)

Financial revenues (expenses):
Financial revenues	117,050
Financial expenses	(183,966)

(66,916)

Operating loss	(177,948)
Non-operating income	(1,082)

Loss before income tax, social contribution and minority
shareholding	(179,030)
Provision for income tax and social contribution	(33,310)

Loss before minority shareholding	(212,340)
Minority shareholding	(19,382)

Loss for the period	(231,722)

Page: 9

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4 Summary of Accounting Practices

a. Cash and cash equivalents

These comprise cash and bank balances and short-term, readily realizable investments in the money market, stated at cost, plus the related earnings up to the balance sheet date.

b. Accounts receivable

Accounts receivable from the telecommunication service costumers are calculated at the tariff rate on the date of service rendering, including credits for services rendered but not billed to the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These refer to cell phone sets and accessories, which are stated at the average acquisition cost. A provision to adjust the slow-moving and obsolete items balance to the related realization value was set up.

e. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

f. Investments

The investments in subsidiaries are evaluated by the equity method, based on the subsidiaries´ shareholders equity, which is determined on the same date, by the same accounting principles used by the parent company.

The other investments are shown at cost, reduced to the realizable value, when applicable.

Page: 10

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost, net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The long-term assets, especially property, plant and equipment, are periodically reviewed (impairment test) to determine the need for recording a provision for losses on any such items.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering the technological evolution.

h. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital in the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

i. Income tax and social contribution

The income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste Telecommunicações S.A. became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services.

Page: 11

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Deferred taxes are recognized taking into account temporary differences, tax losses and negative social contribution basis, when applicable. The amount of the previously mentioned income-tax-reduction benefit is accounted for as a reduction of income tax payable, against the Capital Reserve – Fiscal Incentive, under the Shareholders´ Equity of TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences, tax losses and negative social contribution basis are shown as current and long-term assets. Their realization forecast is supported by a future taxable income projection annually reviewed and duly approved by the Company’s Management.

j. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The company’s subsidiaries are party to certain derivative instruments related to their US dollar denominated liabilities with the objective of hedging them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the contracted rates contracts.

k. Provision for contingencies

The provision for contingencies, recorded based on estimates which take into consideration the opinion of the Company’s management and its legal advisors, is updated based on the probable losses at the end of the litigations.

l. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of cell phone sets and accessories are recognized as the products are delivered to, and accepted by, end-consumers or distributors.

Page: 12

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

m. Financial income (expenses)

These are represented by interest and exchange and monetary variations relating to short-term investments in the money market, hedge contracts, loans and financing taken and granted.

n. Pension plan

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation 371.

o. Minority shareholding

Minority interests correspond to the interests of the minority shareholders in the subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. In 2005 the subsidiaries were converted into wholly-owned subsidiaries of TIM Participações S.A.

p. Use of estimates

The preparation of quarterly information in conformity with the accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

q. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into Reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

r. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

Page: 13

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

s. Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up. For presentation purposes, the income statements impacts are eliminated, being presented a decrease to investments.

t. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC no. 20 issued by the Institute of Independent Auditors of Brazil – IBRACON, ; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution no. 1010.

5 Cash and cash equivalents

		Parent Company

		03/2006	12/2005

Cash and banks		1,126	55
Short-term investments in the money market		1,079	5,917

		2,205	5,972

	Consolidated

			12/2005
	03/2006	12/2005	Pro-forma

Cash and banks	97,900	30,124	519,300
Short-term investments in the money market	798,830	1,251,644	1,253,300

	896,730	1,281,768	1,772,600

The Parent Company´s readily realizable short-term investments in the money market are backed by federal government securities (LFTs and LTNs). Besides these, the short-term investments in the money market recorded by the subsidiaries also comprise Bank Deposit Certificates (CDB) issued by banks internally approved, with average return of 101.47% of Interbank Deposit Certificates – CDI.

Page: 14

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

These investments can be redeemed at any time, with no impact on recorded yield.

6 Accounts Receivable

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Billed services	632,451	225,712	652,364
Unbilled services	373,109	123,621	358,969
Network use	462,361	176,810	474,428
Goods sold	594,848	258,513	794,128
Other receivables	10,663	8,236	29,116

	2,073,432	792,892	2,309,005
Allowance for doubtful accounts	(242,068)	(69,557)	(237,374)

	1,831,364	723,335	2,071,631

The criteria for setting up the allowance for doubtful accounts are reviewed periodically, in order to reflect the current risk surrounding receivables.

7 Inventories

		Consolidated

			12/2005
	03/2006	12/2005	Proforma

Cell phone sets	146,988	78,435	205,587
Accessories and prepaid card kits	5,187	1,770	4,657
TIM "chips"	16,598	9,100	24,007

	168,773	89,305	234,251

Provision for adjustment to realizable value	(20,265)	(7,425)	(19,009)

	148,508	81,880	215,242

Page: 15

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

8 Recoverable Taxes and Contributions

	Parent Company

	03/2006	12/2005

Income tax	8,021	9,609
Social contribution	9	9
IRRF (withholding tax) on interest on own capital	-	15,000
IRRF recoverable	18	422

	8,048	25,040

Short-term portion	(8,048)	(18,167)

Long-term portion	-	6,873

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Income tax	39,885	18,761	41,542
Social contribution	3,179	3,691	4,765
ICMS (value-added sales tax)	382,768	111,841	397,910
PIS / COFINS (Social Integration Program and
Contributions to Social Security Funding)	49,405	18,080	63,717
IRRF on interest on own capital	-	15,000	15,000
IRRF recoverable	18,422	14,657	14,984
Other	2,104	1,981	1,884

	495,763	184,011	539,802

Short-term portion	(213,363)	(114,065)	(242,168)

Long-term portion	282,400	69,946	297,634

The parent company’s long-term portion refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ permanent assets.

Page: 16

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9 Deferred Income Tax and Social Contribution

The deferred income tax and social contribution can be summarized as follows:

	Parent Company

	03/2006	12/2005

Tax loss	2,404	650
Negative social contribution basis	866	234
Provision for contingencies	1,192	1.093
Provision for supplementary pension fund	1,218	1.218
Provision for the employees´ profit sharing	329	254

	6,009	3.449

Short-term portion	(3,599)	(1,137)

Long-term portion	2,410	2,312

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Premium paid upon privatization	346,226	383,322	383,322
Provision for maintaining the shareholders´ equity
integrity	(228,509)	(252,992)	(252,992)

Merger-generated tax credit	117,717	130,330	130,330
Tax loss	2,404	5,912	5,912
Negative social contribution basis	866	2,149	2,149
Depreciation of assets assigned on a loan-for-use basis	23,641	21,832	21,832
Allowance for doubtful accounts	25,201	23,649	23,649
Provision for contingencies	15,914	14,548	14,548
Accelerated depreciation of TDMA equipment	16,518	14,682	14,682
Provision for supplementary pension plan	1,218	1,218	1,218
Provision for the employees´ profit sharing	3,389	3,158	3,158
Other provisions	5,397	3,118	3,118

	212,265	220,596	220,596

Short-term portion	(104,225)	(103,118)	(103,118)

Long-term portion	108,040	117,478	117,478

Page: 17

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Based on expected taxable income generation in the future, the Company and its subsidiary TIM Sul S.A. recognize prior years’ credits on tax losses and negative social contribution basis the offsetting of which is limited to 30% of annual taxable income, with no statutes of limitation.

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counter entry to said tax is a special reserve composed of premium on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The premium amortization is recorded as “Other operating expenses”.

In the first quarter of 2006 R$12,613 (R$ 12,613 in the same prior year’s period) of tax benefits was realized in connection with the above mentioned premium. Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for premium recorded by the Company’s subsidiary represents the parent company’s right to future capitalization (see Note 22-b).

In accordance with projections made by the company’ management, the long-term portion of deferred taxes will be realized as follows:

Consolidated
2007	78,610
2008	29,430

108,040

Below, the composition of income tax and social contribution expenses:

	Parent Company		Consolidated

					03/2005
	03/2006	03/2005	03/2006	03/2005	Proforma

Income tax for the period	-	4	(30,296)	(27,533)	(27,791)
Social contribution for the period	-	1	(10,908)	(9,924)	(10,019)

	-	5	(41,204)	(37,457)	(37,810)

Deferred income tax	1,882	791	3,163	3,309	3,309
Deferred social contribution	678	284	1,118	1,191	1,191

	2,560	1,075	4,281	4,500	4,500

	2,560	1,080	(36,923)	(32,957)	(33,310)

Page: 18

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Below, the reconciliation of income tax and social contribution expenses calculated based on combined tax rates, to the amount recorded in the income statement :

	Parent Company

	09/30/2005	09/30/2004

Income (loss) before income tax and social contribution	(141,406)	92,536

Combined tax rate	34%	34%

Income tax and social contribution taxes at the combined tax rate	48,078	(31,462)
(Additions)/Exclusions:
Result of equity accounting	(45,376)	32,671
Other	(142)	(129)

	(45,518)	32,542

Income tax and social contribution credited to the income for the period	2,560	1,080

Actual tax rate	-1.81%	1.17%

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Income (loss) before income tax and social contribution	(114,834)	136,628	(179,030)

Combined tax rate	34%	34%	34%

Income tax and social contribution at the combined tax
rate	39,044	(46,454)	60,870

(Additions)/Exclusions:
Realization of the provision for integrity of the
shareholders´ equity	8,325	8,325	8,325
Hedge	1,811	-	-
Exclusion of provision balances	-	4,801	4,801
Tax losses and temporary differences not recognized	(86,875)	-	(107,677)
Other	772	371	371

	(75,967)	13,497	(94,180)

Income tax and social contribution charged to the income
for the period	(36,923)	(32,957)	(33,310)

Actual tax rate	-32.15%	24.1%	-18.61%

Page: 19

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

The subsidiaries TIM Celular S.A. and Maxitel S.A. have tax losses and negative social contribution basis in the periods presented. The credits arising from tax losses and negative basis are not recorded until the Management of these companies find that the prospects of realization through future taxable income generation are consistent and sound.

The accumulated tax losses and negative social contribution basis as of March 31, 2006, can be thus shown:

	03/2006

	Tax Losses	Negative Basis CSLL

TIM Celular S.A.	3,408,027	3,408,027
Maxitel S.A.	2,094,372	2,094,372

10 Prepaid Expenses

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Fistel Annual Rate	207,907	-	-
Rentals	4,016	271	3,960
Advertising expenses	41,386	5,242	33,820
Other	5,031	808	5,950

	258,340	6,321	43,730

11 Related Party Transactions

The related-party transactions, which are performed under regular market conditions, similarly to those with third parties, are thus composed:

Page: 20

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Parent Company

	Expenses

		Total
	Total 03/2006	03/2005

TIM Nordeste Telecom. S.A. (a)	-	246
TIM Sul S.A. (a)	-	356

Total	-	602

(a) In January 2005 the loan agreements with subsidiaries were settled. These agreements were subject to charges in the equivalent to 104.22% of the monthly exchange variation of the Bank Deposit Certificates – CDI.

Consolidated

	Assets

			Total
	Total	Total	12/2005
	03/2006	12/2005	Proforma

TIM Celular S.A. (1)	-	18,529	-
Maxitel S.A. (1)	-	89	-
Entel Bolívia (2)	930	-	753
Telecom Personal Argentina (2)	2,024	-	285
Telecom Sparkle (2)	1,996	-	1,464
Telecom Itália S.p.A. (3)	2,875	-	1,676
Digitel (2)	177	-	-
TIM Brasil Serv. e Participações (5)	-	-	2,943
Brasil Telecom (1)	34,106	-	-
Telecom Itália LATAM	150	-	1,605
Other	80	-	110

Total	42,338	18,618	8,836

Page: 21

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Liabilities

			Total
	Total	Total	12/2005
	03/2006	12/2005	Proforma

TIM Celular S.A. (1)	-	36,415	-
Maxitel S.A. (1)	-	905	-
Blah! S.A.	-	1,102	-
Telecom Itália S.p.A. (3)	15,038	5,285	32,414
IT Telecom Italia (4)	5,422	1,335	1,939
Entel Bolívia (2)	104	-	58
Telecom Personal Argentina (2)	1,910	-	1,193
Telecom Sparkle (2)	8,302	-	3,417
TIM Brasil Serv. e Participações (5)	-	-	10,956
Telecom Itália Learning Services (4)	577	-	-
Brasil Telecom (1)	425	-	-
Digitel (2)	108	-	-
Italtel (4)	8,040	-	-
Outros	191	-	235

Total	40.117	45.042	50.212

	Revenue

			Total
	Total	Total	03/2005
	03/2006	03/2005	Proforma

TIM Celular S.A. (1)	-	10,368	-
Maxitel S.A. (1)	-	-	-
Telecom Italia S.p.A. (3)	2,167	-	5,044
Entel Bolívia (2)	196	-	340
Telecom Personal Argentina (2)	1,342	-	-
Digitel (2)	94	-	84
Telecom Sparkle (2)	791	-	-
Brasil Telecom (1)	132,120	-	-
Other	215	-	284

Total	136,925	10,368	5,752

Page: 22

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Cost/Expense

			Total
	Total	Total	03/2005
	03/2006	03/2005	Proforma

TIM Celular S.A. (1)	-	-	-
Maxitel S.A. (1)	-	-	-
Blah! S.A.	-	3,524	-
Telecom Italia S.p.A. (3)	1,892	-	4,942
Entel Bolívia (2)	85	-	28
Telecom Personal Argentina (2)	2,550	-	-
Telecom Sparkle (2)	3,845	-	2,233
Digitel (2)	102	-	130
Brasil Telecom (1)	13,971	-	-
LAN Gruppo	10	-	270
Other	34	-	526

Total	22,489	3,524	8,129

(1) These agreements refer to telecommunications service operation covering interconnection, roaming media assignment and co-billing agreements, as well as long-distance related relationship.

(2) These refer to roaming, value-added services - – VAS and media assignment.

(3) Receivables and payables refer to international roaming and technical post-sales assistance.

(4) This refers to the development and maintenance of software pieces use in the telecommunications service billing.

(5) TIM Brasil Serviços e Participações S.A’s receivables and payables arise from loan agreements with its subsidiaries TIM Celular S.A. and Maxitel S.A., bearing interest at the equivalent to 100% of the Bank Deposit Certificates - CDI.

Page: 23

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12 Judicial Deposits

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Civil and Labor	15,281	5,037	13,137
ICMS – 69/98 Agreement	2,305	2,294	2,294
ICMS 5% difference in determination in Santa Catarina	11,779	11,779	11,779
Other - tax-related	25,114	7,168	24,285

	54,479	26,278	51,495

13 Investments

	Parent Company

	03/2006	12/2005

Investments
Subsidiaries	8,569,812	2,719,487
Other	7,893	8,288

	8,577,705	2,727,775

(a) participation in subsidiaries:

	03/2006

	TIM Celular	TIM Nordeste
	S.A.	Telecom. S.A	Tim Sul S.A	Total

- Subsidiaries
Number of shares held	31,506,833,561	29,749,763,679	15,747,586,938
Total participation in capital	100%	100%	100%
Adjusted shareholders’ equity	5,731,681	1,321,590	1,330,547

Net income (loss) for the period	(252,103)	41,494	64,239

Equity pickup	(252,103)	54,405	64,239	(133,459)

Investment value	5,731,681	1,321,590	1,330,547	8,383,818
Special reserve for goodwill (*)	-	94,303	91,691	185,994

Investment value	5,731,681	1,415,893	1,422,238	8,569,812

- Other (**)
Goodwill – cost			16,918	16,918
Goodwill–accumulated amortization			(9,025)	(9,025)

			7,893	7,893

Page: 24

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	12/2005

	TIM Nordeste	TIM Sul
	Telecom. S.A.	S.A.	Total

- Subsidiaries
Number of shares held	29,749,763,679	15,747,586,938
Total participation in capital	100%	100%
Adjusted shareholders’ equity	1,267,185	1,266,308

Net income for the period	215,745	233,837

Equity pickup	238,868	224,539	463,407

Investment value	1,267,185	1,266,308	2,533,493
Special reserve for goodwill (*)	94,303	91,691	185,994

Investment value	1,361,488	1,357,999	2,719,487

- Other (**)
Goodwill – cost		16,918	16,918
Goodwill – accumulated amortization		(8,630)	(8,630)

		8,288	8,288

(*) The special reserve for goodwill recorded at TIM Nordeste Telecomunicações S.A. and TIM Sul S.A., represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A.., which after August 2004 was incorporated by TIM Participações S.A. and Tele Celular Sul Participações S.A. (TIM Participações S.A’s former name). This goodwill was recorded against the special reserve for goodwill, under Shareholders’ equity, being realized ratably to the estimated future income and the time of the concession, which is expected to end by 2008.

(**) Goodwill at TIM Sul S.A. was set up for amortization in ten years, based on the economic prospects of future profitability. Given the subsidiaries’ projected income, amortization in the first two years was at 4% p.a., the remainder being amortized on a straight-line basis over the remaining eight years, ending in 2008.

Page: 25

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

(b) changes in investments in subsidiaries:

		TIM
		Nordeste
	TIM	Telecom.	TIM Sul
	Celular	S.A.	S.A.	Total

Investment balance as of December 31, 2005	-	1,361.488	1,357,999	2,719,487

Capital increase	5,983,784	-	-	5,983,784
Equity pickup	(252,103)	54,405	64,239	(133,459)

Investment balance as of March 31, 2006
	5,731,681	1,415,893	1,422,238	8,569,812

14 Property, plant and equipment

		Consolidated

						12/2005
		03/2006			12/2005	Proforma

	Annual
	average
	depreciation
	rate		Accumulated
	%	Cost	Depreciation	Net	Net	Net

SMP exploration rights	20	3,223,069	(1,114,270)	2,108,799	21,651	2,170,858
Switching/transmission
equipment	14.29	6,159,727	(2,997,604)	3,162,123	864,591	3,250,173
Lease free handsets	50	747,715	(478,375)	269,340	65,772	294,839
Network infrastructure	33.33	1,402,589	(453,161)	949,428	177,794	946,255
Leasehold improvements	33.33	86,528	(39,419)	47,109	27,302	81,059
Software and hardware	20	900,957	(370,776)	530,181	94,086	551,610
Assets for general use	10	258,011	(63,300)	194,711	21,690	190,487
Intangible assets	20	2,695,232	(993,155)	1,702,077	348,221	1,677,747

Assets and installations in
service		15,473,828	(6,510,060)	8,963,768	1,621,107	9,163,028

Land		22,365	-	22,365	6,397	22,351

Construction work in progress		371,277	-	371,277	198,784	526,936

		15,867,470	(6,510,060)	9,357,410	1,826,288	9,712,315

Page: 26

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the first quarter of 2006, R$ 3,385 of property, plant and equipment was capitalized, of which R$ 1,214 at the subsidiary TIM Nordeste Telecomunicações S.A. and R$ 2,171 at the subsidiary TIM Celular, relating to financial charges on loans taken to finance the construction. No interest was capitalized in the first quarter of 2005.

SMP exploration rights

The subsidiaries’ SMP (Personal Mobile Service) authorizations are presented by the terms signed in 2002, 2003 and 2004 with Anatel, for the exploration of this service, for a fifteen-year period, in the subsidiaries’ areas of concession.

In 2003 and 2004, the subsidiaries bought authorization, granted by Anatel, for the use of radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

The amounts for the SMP exploitation are as follows:

	Consolidated

			TIM
	TIM		Nordeste
	Celular	Maxitel	Telecom.	TIM Sul
	S.A.	S.A.	S.A	S.A	03/2006

SMP exploitation rights - principal	1,925,763	828,759	25,970	17,557	2,798,049
Band vacancy	13,664	-	-	-	13,664
Capitalized charges	61,030	350,326	-	-	411,356

	2,000,457	1,179,085	25,970	17,557	3,223,069

Accumulated amortization	(503,595)	(586,540)	(13,746)	(10,389)	(1.114.270)

	1,496,862	592,545	12,224	7,168	2,108,799

	Consolidated

		12/2005
	12/2005	Proforma

SMP exploitation rights - principal	43,527	2,798,049
Band vacancy	-	13,664
Capitalized charges	-	411,356

	43,527	3,223,069

Accumulated amortization	(21,876)	(1,052,211)

	21,651	2,170,858

Page: 27

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

New technology implementation

In the second half-year 2003, the subsidiaries TIM Nordeste Telecomunicações S.A., TIM Sul S.A and Maxitel S.A. started the implementation of GSM technology into their service network as a complement to current TDMA technology. In March 31, 2006, no provision for devaluation by obsolescence of property, plant and equipment was deemed necessary due to the new GSM technology implementation, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

The subsidiary TIM Celular S.A. operates only with GSM Technology.

15 Deferred Charges

	Consolidated

		12/2005
	03/2006	Proforma

Preoperating expenses:
Third-party services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges – net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351
Accumulated amortization	(159,010)	(148,426)

	264,341	274,925

16 Suppliers

	Parent Company

	03/2006	12/2005

Suppliers	2,616	3,364

	2,616	3,364

Page: 28

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Consolidated

			12/2005
	03/2006	12/2005	Pro-forma

Suppliers	1,635,344	990,794	3,248,196
Services Network Use	216,131	65,927	195,090

	1,851,475	1,056,721	3,443,286

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators; (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“co-billing”).

17 Loans and Financing

	Consolidated

				12/2005
	Guarantees	03/2006	12/2005	Proforma

Foreign currency – US dollar

Compaq Financial Services Corporation – previously the debit balance was restated based on exchange variation plus interest at 6.5% p.a. above LIBOR.	Comfort Letter from Telecom Italia and Equipment (book value: R$4,139 at 03/2006 and R$ 5,599 at 12/2005).	-	-	2,378

Local currency

Banco BBA Creditanstalt S.A. – debit balance restated based on the CDI rate plus interest at 3.3% p.a.	Nihil	3,269	-	5,198

Banco do Nordeste - financing subject to pre- fixed interest of 14% p.a. and a 15% and 25% bonus on payment on maturity, the subject matter of a hedging operation for which the rate is 69.8% and 75.75% of the CDI monthly variation .	Banco Bradesco S.A. - bank surety	206,877	106,982	206,929

Page: 29

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

BNDES – National Bank for Economic and Social Development: this financing bears interest at 6% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil. or of the "UMBNDES" of the Basket of Currencies. The Basket of Currencies financing was the subject matter of a swap to CDI operation.	Revenue portions arising from provision of cellular mobile service.	14,142	18,989	18,989

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.5% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank of Brazil. or of the "UMBNDES" of the Basket of Currencies. The Basket of Currencies financing was the subject matter of a swap to some 128% of the CDI monthly variation.	Direct portion: bank surety. Indirect portion: TIM Brasil surety, with part of the blocked service collection and Promissory Notes issued by Maxitel S.A.	206,902	-	237,866

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 3.75% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	TIM Brasil Serviços e Participações S.A. guarantee with part of the collection service blocked.	720,427	-	715,597

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 3% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	Bank surety	50,434	-	20,054

Syndicated Loan (a) – the debit balance is restated based on the CDI rate variation plus a 1.25% p.a. margin until 08/26/06, and from then on a margin established in accordance with the Net Consolidated Debt/Consolidated EBITDA ratio	TIM Brasil Serviços e Participações S.A. guarantee	608,365	-	638,361

Compror: Bank financing for payment of goods and services suppliers, at the average cost of the equivalent to 107.3% of the CDI.	Nihil	596,926	-	-

Hedge contracts		25,062	4,812	24,670

		2,432,404	130,783	1,870,042

Short-term portion		(780,298)	(25,707)	(216,147)

Long-term portion		1,652,106	105,076	1,653,895

Page: 30

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

(a) The following Financial Institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The subsidiaries entered into hedging transactions to protect against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates with the same terms as the financing agreement.

On March 30, 2006 the long-term portion of loans and financings matures as follows:

Consolidated
2007	161,357
2008	468,339
2009	465,934
2010	165,818
2011 onwards	390,658

1,652,106

Page: 31

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

18 Labor obligations

	Parent Company

	03/2006	12/2005

Social Charges	244	250
Labor provisions	1,330	1,077
Employees retention	32	52

	1,606	1,379

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Salaries and fees	1,855	1,743	1,782
Social charges	18,279	3,901	20,233
Labor provisions	83,602	16,120	68,301
Employees retention	3,704	921	4,112

	107,440	22,685	94,428

19 Taxes, Charges and Contributions

	Parent Company

	03/2006	12/2005

IRPJ and CSL	-	1,121
COFINS	-	7,600
PIS	-	1,650
IRRF	4	10,538
Other	222	-

	226	20,909

Page: 32

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

IRPJ and CSL	12,017	3,444	5,149
ICMS	185,408	99,796	225,838
COFINS	23,489	16,569	35,924
PIS	5,089	3,594	7,787
FISTEL	7,176	8,292	30,790
FUST/FUNTTEL	5,122	1,780	5,939
IRRF	3,171	25,641	27,938
ISS	17,608	179	15,242
Other	7,190	3,005	7,355

	266,270	162,300	361,962

Short-term portion	(266,260)	(157,666)	(357,328)

Long-term portion	10	4,634	4,634

The subsidiary TIM Sul S.A. entered into an agreement with the State of Paraná Government to defer ICMS tax payable in 48 months after the tax event date, updated by FCA/PR. This benefit, restated based on the FCA/PR, was granted by the State of Paraná under the “Programa Paraná Mais Emprego”.

20 Authorizations Payable

	Consolidated

			TIM
	TIM		Nordeste
	Celular	Maxitel	Telecom.	TIM Sul
	S.A.	S.A.	S.A	S.A	03/2006

SMP exploitation rights
Authorizations acquired	66,352	58,757	23,649	15,802	164,560
Payments	(66,352)	(53,899)	(21,166)	(15,802)	(157,219)
Monetary adjustment	14,605	12,577	5,543	3,777	36,502

	14,605	17,435	8,026	3,777	43,843

Short-term portion	(14,605)	(11,446)	(4,964)	(3,777)	(34,792)

Long-term portion	-	5,989	3,062	-	9,051

Page: 33

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

The monetary restatement of payables is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

21 Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is thus composed:

	Parent Company

	03/2006	12/2005

Civil	274	200
Labor	3,231	3,015

	3,505	3,215

	Consolidated

			12/2005
	03/2006	12/2005	Proforma

Civil	38,389	15,893	36,920
Labor	33,694	8,360	27,098
Tax	53,534	15,631	88,396
Regulatory	6,383	2,903	5,087

	132,000	42,787	157,501

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes and claims for civil damages.

Page: 34

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Labor contingencies

These refer to claims filed by former employees in connection with salaries, salary differences and equalization, overtime and other matters.

Tax contingencies

In September 2003 the subsidiary TIM Nordeste Telecomunicações S.A. was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment. Its internal and external lawyers classify as possible the risk of loss on this action, and accordingly, no provision has been set up.

In 2003 and 2004 the subsidiary TIM Sul S.A. was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 95,666, mainly relating to dispute on the levying of ICMS on certain services provided. The company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 15,631.

The subsidiary TIM Celular S.A. was fined by the taxing authorities of the state of Rio de Janeiro for R$ 3,678, for delaying voluntary payment that included understated arrears interest. The subsidiary is currently discussing these assessments with the tax authorities. Based on its internal and external lawyers, the Management concluded that the action will probably be lost, having, therefore, set up a provision.

In 2005, indirect subsidiary Maxitel S.A. was assessed by the Internal Revenue Secretariat of Belo Horizonte for R$ 126,933 relating to (i) taxation of monetary variations of swap operations and exchange variations of unsettled loans; (ii) a separate fine charged due to default on social contribution due on monthly-estimate-based profit for 2002 and part of 2001; (iii) default on corporate income tax based on monthly estimate for the year 2002; and (iv) interest remittance abroad (IRRF) – a voluntary declaration without payment of arrears charges. The company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon amount to R$ 32,750. As these are contingencies relating to income tax and social contribution, which, if paid upon maturity, would have been recorded as income tax and social contribution expenses, the Company found it correct to classify the provision for these contingencies as non-operating expenses.

Page: 35

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

In 2004, the indirect subsidiary Maxitel S.A. was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both notices amounted R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006 the decision was issued on the action filed by the company against Law 9718 of November 27, 1998, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 27).

Regulatory Contingencies

Due to default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 of aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. Given the Anatel’s views, the Company’s internal and external lawyers evaluated the favorable and the unfavorable arguments involved in its claims, and considering the status of the action, have concluded that the possibility of loss is remote. Therefore, in accordance with the applicable accounting practices, the Management has not set up a provision for this contingency. Currently Anatel’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order issued by the Federal District Regional Court.

Page: 36

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Possible contingencies not provided for

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

			12/2005
	03/2006	12/2005	Pro-forma

Civil	40,116	11,892	35,979
Labor	26,993	13,927	20,222
Tax	194,245	69,721	189,948
Regulatory	20,368	9,806	26,368

	281,722	105,346	272,517

22 Shareholders’ Equity

a. Capital

The authorized capital comprises 2,500,000,000,000 shares.

Capital subscribed and paid-in as of March 31, 2006 comprises shares without par value, thus distributed:

	03/2006	12/2005

Number of common shares	791,117,234,619	299,610,631,068
Number of preferred shares	1,531,472,229,634	579,965,856,092

	2,322,589,464,253	879,576,487,160

Page: 37

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

b. Capital reserves

Special reserve for goodwill

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for future capital increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. as a consequence of the capitalization of part of the special reserve for goodwill, as above mentioned. The period for the minority shareholders to exercise their preference rights expired in April 2005, when TIM Participações S.A. received R$6,401 from the shareholders that have exercised their preferential rights. When such amount was received, the exchange of shares mentioned in note 2.a, in which the subsidiaries became wholly owned companies of TIM Participações S.A., and the related capital increases of the parent company had already been established. Therefore, the amount received from minority shareholders (now shareholders of TIM Participações S.A.) was recorded against Reserve for Future Capital Increase. Management intends to propose at a shareholders’ meeting the capitalization of such amount, without issuance of shares, in benefit of all shareholders.

c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Page: 38

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Unearned income reserve

The unearned income reserve is originated from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary. In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year of 2003.

On March 7, 2006, at the Ordinary Shareholders´ Meeting, the Company’s management approved the distribution of dividends in this amount.

Reserve for expansion (other income reserves)

This reserve is composed by the remainder of net income for the year ended December 31, 2005, adjusted in accordance with article 202 of Law 6.404/76 – R$ 299,074 –, as determined by the CVM Instruction No. 59/86, to be used for investments and network expansion. This reserve is formed based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76. Additionally, the investments to be made thereunder are supported by the capital budget approved at the Ordinary Extraordinary Shareholders´ Meeting held on March 7, 2006.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

Page: 39

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

In order to comply with the New Corporate Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

23 Net operating income

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Telecommunications service revenue
Subscription charges	139,641	71,795	122,077
Use charges	1,183,965	359,511	947,635
Network use	650,225	224,554	589,594
Long-distance charges	288,887	32,797	170,673
VAS – Additional services	180,964	48,599	124,429
Other	21,964	15,169	26,690

	2,465,646	752,425	1,981,098

Sales of products	423,312	130,468	397,356

Gross operating revenue	2,888,958	882,893	2,378,454

Deductions from gross revenue
Taxes	(621,699)	(188,044)	(492,903)
Discounts	(125,030)	(34,092)	(67,817)
Other	(10,585)	(1,737)	(4,995)

	(757,314)	(223,873)	(565,715)

	2,131,644	659,020	1,812,739

Page: 40

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

24 Cost of services rendered and goods sold

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Personnel	(33,105)	(6,135)	(26,845)
Third-party services	(69,474)	(19,810)	(62,501)
Interconnection charges	(347,506)	(89,495)	(311,818)
Depreciation and amortization	(320,080)	(91,217)	(253,778)
Telecommunications inspection fund	(2,301)	(636)	(3,237)
Other	(38,185)	(5,010)	(33,868)

Cost of services rendered	(810,651)	(212,303)	(692,047)
Cost of goods sold	(304,186)	(95,861)	(329,509)

Total cost of services rendered and goods sold	(1,114,837)	(308,164)	(1,021,556)

25 Selling expenses

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Personnel	(64,661)	(14,773)	(52,970)
Third-party services	(393,517)	(86,188)	(354,356)
Allowance for doubtful accounts	(89,381)	(25,163)	(75,551)
Telecommunications inspection fund	(91,669)	(25,938)	(72,627)
Depreciation and amortization	(72,704)	(12,236)	(53,044)
Other	(23,160)	(4,762)	(23,280)

	(735,092)	(169,060)	(631,828)

26 General and administrative expenses

	Parent Company

	03/2006	03/2005

Personnel	(1,861)	(693)
Third-party services	(5,910)	(1,079)
Other	(143)	(160)

	(7,914)	(1,932)

Page: 41

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Personnel	(45,238)	(7,007)	(37,005)
Third-party services	(96,010)	(23,388)	(79,150)
Depreciation and amortization	(78,033)	(10,571)	(55,296)
Other	(24,187)	(3,042)	(14,898)

	(243,468)	(44,008)	(186,349)

27 Other operating revenues (expenses) - Net

	Parent Company

	03/2006	03/2005

Revenues
Reversal of provision for contingencies	979	-
Other receivables

	979	-

Expenses
Taxes, rates and contributions	-	(6)
Amortization of goodwill	(395)	(395)
Provision for contingencies	(775)	(692)
Other operating expenses	-	(19)

	(1,170)	(1,112)

Other operating revenues (expenses) – Net	(191)	(1,112)

Page: 42

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Revenues
Fines on telecommunications services	5,658	2,279	4,837
Reversal of provision for contingencies (a)	33,808	36	426
Other operating revenues	4,509	860	229

	43,975	3,175	5,492

Expenses
Amortization of goodwill paid on privatization	(12,613)	(12,613)	(12,613)
Concession amortization	(62,059)	(2,324)	(62,062)
Taxes, rates and contributions	(16,506)	(2,990)	(4,133)
Amortization of goodwill	(395)	(395)	(395)
Amortization of deferred charges	(1,103)	-	(1,135)
Provision for contingencies	(11,627)	(1,673)	(7,181)
Losses on legal actions	(6,657)	(835)	(1,813)
Other operating expenses	-	(321)	(198)

	(110,960)	(21,151)	(89,530)

Other operating revenues (expenses ) - Net	(66,985)	(17,976)	(84,038)

(a) In 2006, this refers mainly to the reversal of provision for PIS and COFINS (Note 21).

28 Financial revenues

	Parent Company

	03/2006	03/2005

Interest on short-term investments	62	372
Monetary adjustment	315	231
Other revenues	50	28

	427	631

Page: 43

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Interest on short-term investments	39,435	29,043	29,356
Monetary adjustment	710	450	500
Interest on accounts receivable	3,433	2,018	3,727
Exchange variation	49,960	2,189	79,124
Other revenues	4,673	1,027	4,343

	98,211	34,727	117,050

29 Financial Expenses

	Parent Company

	03/2006	03/2005

Interest on related-party loan agreement	-	(602)
CPMF	(259)	(278)
Other expenses	(2)	(256)

	(261)	(1,136)

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Interest on loans and financing	(54,945)	(1,885)	(17,710)
Interest on suppliers	(20,268)	(150)	(4,695)
Monetary adjustment	(6,724)	(236)	(2,648)
Interest on taxes and rates	(5,982)	(1,041)	(1,238)
CPMF	(12,140)	(4,132)	(12,599)
Discounts granted	(1,958)	(1,038)	(8,118)
Charge of installment	(23,851)	(5,650)	(6,440)
Exchange variation	(49,471)	(2,997)	(122,673)
Other expenses	(9,385)	(1,115)	(7,845)

	(184,724)	(18,244)	(183,966)

Page: 44

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

30 Non-operating income (expense)

	Consolidated

			03/2005
	03/2006	03/2005	Proforma

Revenues
Property, plant and equipment disposals	1,169	667	1,164

	1,169	667	1,164

Expenses
Cost of property, plant and equipment disposed of	(751)	(334)	(1,775)
Other operating expenses	(1)	-	(471)

	(752)	(334)	(2,246)

Non-operating income (expense)	417	333	(1,082)

31 Financial instruments and risk management

Risk factors

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

In March 31, 2006, the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these hedge contracts is charged to operating results.

There are no significant financial assets indexed to foreign currencies.

Page: 45

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

(ii) Interest rate risks

The interest rate risks relate to:

- possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign hedge contracts with financial institutions, the income or loss on these contracts is recorded to results;

- possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their hedge debt and obligations is floating. In March 31, 2006, the subsidiaries’ financial resources are mostly invested in CDI, which considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers fail to pay their bills.

(iv) Credit risk related to the sale of telephone sets and pre-paid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of March 31, 2006 and 2005, or sales revenues during the first quarter of 2006 and 2005.

Page: 46

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value as:

	03/2006		12/2005		12/2005 Proforma

	Book	Market	Book	Market	Book	Market
	value	value	value	value	value	value

Loans and financing	2,407,342	2,408,209	125,971	123,133	1,845,372	1,826,665
Hedge contracts	25,062	30,701	4,812	4,206	24,670	26,251

The market value of loans and financing and hedge contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

Page: 47

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

32 Pension Plan and other post-employment benefits

TIM Participações S.A. and its subsidiaries TIM Nordeste Telecomunicações S.A and TIM Sul S.A, have been sponsoring a private defined benefits pension plan for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that, in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

Page: 48

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

However, as not all employees of the Company and its subsidiaries have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

TIM Sul S.A. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the first quarter of 2006, the contributions to TIMPREV totaled R$65, being R$27 by Tim Nordeste Telecomunicações S.A. and R$38 by Tim Sul S.A. (R$30 by Tim Nordeste Telecomunicações S.A. and R$42 by Tim Sul S.A. in the same period in 2005).

Page: 49

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

33 Insurance (unaudited)

As of march 31, 2006, the Company and its subsidiaries have insurance coverage against fire and sundry risks for inventories and property, plant and equipment. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

34 Commitments

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Anatel has brought administrative proceedings against the subsidiaries for noncompliance with certain quality service indicators in 2003 and 2004 as established by the licenses for Personal Mobile Service (SMP). The subsidiaries have claimed that noncompliance with certain quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network. It is not possible to estimate the outcome of these claims at this point in time. A provision for regulatory contingencies reflected in the balance sheet shows the amount of losses expected by the Management.

Page: 50

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

Supplementary information

a. Cash Flow Statements

	Parent Company		Consolidated

	03/2006	03/2005	03/2006	03/2005

Operating Activities
Net Income (Loss) for the period	(138,846)	93,616	(151,757)	(231,722)
Adjustments for reconciliation of income to cash and cash
equivalents:
Depreciation and amortization	395	395	546,987	438,323
Results of equity accounting	133,459	(96,090)	-	-
Residual value of permanent assets written off	-	-	750	(702)
Interest on own capital received	64,750	60,446	-	-
Deferred income tax and social contribution	(2,560)	(1,073)	(4,282)	(4,501)
Minority shareholding	-	-	-	21,464
Interest, monetary and exchange variation on loans	-	-	72,475	20,220
Interest, monetary and exchange variation on related-party loans			-	46,432
Allowance for doubtful accounts	-	-	89,381	75,551

Decrease (increase) in operating assets
Trade receivables	-	-	117,570	(34,896)
Taxes and contributions recoverable	16,992	4,673	44,039	(7,616)
Inventories	-	-	66,734	25,692
Related-party transactions	-	108	(186)	(19,467)
Other current assets	(105)	(30)	(220,390)	(156,377)
Other long-term assets	(551)	(293)	(4,867)	(4,443)

Increase (decrease) in operating liabilities
Labor obligations	228	1	13,012	15,439
Suppliers	(748)	356	(1,591,811)	(957,748)
Taxes, rates and contributions	(20,683)	(15,791)	(82,781)	(11,166)
Provision for contingencies	290	692	(25,501)	(1,324)
Related-party transactions	-	(34,948)	(10,095)	(1,304)
Other short-term liabilities	(194)	-	200	4,889

Net cash and cash equivalents generated by operating activities	52,427	12,062	(1,140,522)	(783,256)

Investment activities:
Additions to property, plant and equipment	-	-	(165,854)	(270,966)

	-	-	(165,854)	(270,966)

Financial activities
New loans	-	-	616,474	-
Related-party loans	-	-	-	924,404
Loan amortization	-	-	(129,678)	(78,507)
Capital increase	-	-	-	14,383
Dividends and interest on own capital paid	(56,195)	(65)	(56,290)	(11,798)

	(56,195)	(65)	430,506	848,482

Increase (decrease) in cash and cash equivalents	(3,768)	11,997	(875,870)	(205,740)

Supplementary cash flow information:
Income tax and social contribution paid			12,572	19,275
Interest paid	-	-	86,600	14,118
Capitalized interest	-	-	3,385	-

Page: 51

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 03/31/2006

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

b. Value-Added Statements

	Parent Company		Consolidated

	03/2006	03/2005	03/2006	03/2005

Revenues
Gross operating revenue	-	-	2,888,958	2,378,454
Allowance for doubtful accounts and losses	-	-	(89,381)	(75,551)
Discounts granted	-	-	(135,615)	(72,811)
Non-operating revenues (expenses) – Net	-	(6)	417	(1,082)

	-	(6)	2,664,379	2,229,010

Input bought from third parties
Costs of services rendered and goods sold	-	-	(723,339)	(706,128)
Materials, energy, third-party services and other	(5,738)	(1,844)	(506,829)	(458,043)

	(5,738)	(1,844)	(1,230,168)	(1,164,171)

Retained items
Depreciation and amortization	(395)	(395)	(546,987)	(438,323)

Net added value produced	(6,133)	(2,245)	887,224	626,516

Added value received through transfer
Gain on investments	(133,459)	96,091	-	-
Financial revenues	428	631	98,211	117,050

	(133,031)	96,722	98,211	117,050

Total undistributed value-added	(139,164)	94,477	985,435	743,566

Value-added distribution
Personnel and related charges	1,593	606	123,257	100,558
Taxes, rates and contributions	(1,945)	(605)	791,951	639,812
Interest and rentals	34	860	221,984	215,536
Minority shareholding	-	-	-	19,382
Retained earnings	(138,846)	93,616	(151,757)	(231,722)

	(139,164)	94,477	985,435	743,566

36 Subsequent events

On April 19, the right to withdrawals of minority shareholders owning common shares of TIM Participações S.A. under the merger with TIM Celular S.A.(Note 2-c) elapsed. There was no dissention on the part of these minority shareholders.

Page: 52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 05, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer